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                                                                    EXHIBIT 4.6


                                PROMISSORY NOTE


$60,000.00                                                     December 1, 1995

Castle Room, Inc.
2815 Hampton Circle, East
Delray Beach, Florida 33445
(Individually and collectively "Borrower")

First Union National Bank of Florida
214 N. Hogan Street - FL0070
Jacksonville, Florida 32202
(Hereinafter referred to as the "Bank")

Borrower promises to pay to the order of Bank, in lawful money of the United States of America, at its office indicated above or wherever else Bank may specify, the sum Sixty Thousand and 00/10 Dollars ($60,000.00) or such sum as may be advanced from time to time with interest on the unpaid principal balance at the rate and on the terms provided in this Promissory Note (including all renewals, extensions and/or modifications hereof, this "Note").

INTEREST RATE. Prime Rate. Interest shall accrue on the unpaid principal balance of this Note from the date hereof at the rate of Bank's Prime Rate plus 2.00% (200 basis points) fixed. Bank's Prime Rate shall be that rate announced by Bank from time to time as its prime rate and is one of several interest rate bases used by Bank. Bank lends at rates both above and below Bank's Prime Rate, and Borrower acknowledges that Bank's Prime Rate is not represented or intended to be the lowest or most favorable rate of interest offered by Bank.

DEFAULT RATE. In addition to all other rights contained in this Note, if a Default (defined herein) occurs and as long as a Default continues, all outstanding Obligations shall bear interest at the Interest Rate plus three percent (3%) ("Default Rate") unless the loan is governed by the laws of the State of North Carolina and the original principal amount is less than or equal to Three Hundred Thousand and No/100 Dollars ($300,000.00). The Default Rate shall apply from the occurrence of a Default (defined herein) until the Obligations or any judgment thereon is paid in full.

INTEREST COMPUTATION. Actual/360 Computation. Interest shall be computed on the basis of a 360-day year for the actual number of days in the interest period ("Actual/360 Computation"). The Actual/360 Computation determines the annual effective interest yield by taking the stated (nominal) interest rate for a year's period and then dividing said rate by 360 to determine the daily periodic rate to be applied for each day in the interest period. Application of the Actual/360 Computation produces an annualized effective interest rate exceeding that of the nominal rate.

PREPAYMENT. Any prepayment in whole or in part shall include accrued interest and all other sums then due under any of the Loan Documents (defined herein).
No partial prepayment shall affect the obligation of Borrower to make any payment of principal or interest due under this Note on the due dates specified.

No prepayment compensation shall be due Bank under this Note for loans secured by one to four family residential dwelling units if prepayment results from acceleration by Bank upon the sale of said residential dwelling units.

ACCURATE FINANCIAL INFORMATION. Borrower represents and covenants to Bank that on and after the date of this Note: (a) all financial statements of Borrower furnished to Bank are correct and accurately reflect the financial conditions of Borrower as of the respective dates thereof; and (b) at such
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reasonable times as Bank requests, Borrower will furnish Bank with such other financial information as Bank may reasonably request.

PAYMENT. This Note shall be due and payable in consecutive periodic payments of principal and interest in the amount of $1,957.23, commencing January 1, 1996, and on the twenty-first day of each month thereafter until fully paid. In any event, all principal and accrued interest shall be due and payable December 1, 1998.

Scheduled Payment Adjustment. The scheduled payment amount will increase as is necessary (a) to pay all accruals of interest for the period and previous periods and (b) to maintain principal repayment according to the amortization that would have occurred if the Interest Rate in effect on the date of this Note had remained constant. The increased payment amount shall remain in effect for as long as the original scheduled payment amount is insufficient to pay accrued interest and principal and shall be further adjusted upward or downward to reflect changes in the variable interest rate. The scheduled payment amount will not be reduced below the original scheduled payment amount.

APPLICATION OF PAYMENTS. Monies received by Bank from any source for application toward payment of the Obligations (defined herein) shall be applied to accrued interest and then to principal. If a Default (defined herein) occurs, monies may be applied to the Obligations in any manner or order deemed appropriate by Bank.

If any payment received by Bank under this Note or other Loan Documents (defined herein) is rescinded, avoided or for any reason returned by Bank because of any adverse claim or threatened action, the returned payment shall remain payable as an obligation of all persons liable under this Note or other Loan Documents as though such payment had not been made.

LOAN DOCUMENTS AND OBLIGATIONS. The term "Loan Documents" used in this Note and other Loan Documents refers to all documents executed in connection with the loan evidenced by this Note and may include, without limitation, a commitment letter that survives closing, a loan agreement, this Note, guaranty agreements, security agreements, security instruments, financing statements, mortgage instruments, letters of credit and any modifications, but however, does not include swap agreements as defined in 11 U.S.C. sec. 101 whenever executed.

The term "Obligations" used in this Note refers to any and all indebtedness and other obligations under this Note, all other obligations as defined in the respective Loan Documents, and all obligations under any swap agreements as defined in 11 U.S.C. sec. 101 between Borrower and Bank whenever executed.

LATE CHARGE. If any payments are not timely made, Borrower shall also pay to Bank a late charge equal to five percent (5%) of each payment past due for ten
(10) or more days.

Acceptance by Bank of any late payment without an accompanying late charge shall not be deemed a waiver of Bank's right to receive such late charge or to receive a late charge for any subsequent late payment received.

If this Note is secured by owner-occupied residential real property located outside the state in which the office of Bank first shown above is located, the late charge laws of the state where the real property is located shall apply to this Note.

ATTORNEY'S FEES AND OTHER COLLECTION COSTS. Borrower shall pay all of Bank's reasonable expenses incurred to enforce or collect any of the Obligations, including, without limitation, reasonable arbitration, paralegals', attorneys' and experts' fees and expenses, whether incurred


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without the commencement of a suit, in any trial, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

USURY. Regardless of any other provision of this Note or other Loan Documents, if for any reason the effective interest should exceed the maximum lawful interest, the effective interest shall be deemed reduced to and shall be such maximum lawful interest, and (a) the amount which would be excessive interest shall be deemed applied to the reduction of the principal balance of this Note and not to the payment of interest, and (b) if the loan evidenced by this Note has been or is thereby paid in full, the excess shall be returned to the party paying same, such application to the principal balance of this Note or the refunding excess to be a complete settlement and acquittance thereof.

DEFAULT. If any of the following occurs, a default ("Default") under this Note shall exist: (a) Nonpayment; Nonperformance. The failure of timely payment or performance of the Obligations under this Note or any other Loan Documents; (b) False Warranty. A warranty or representation made in the Loan Documents or furnished Bank in connection with the loan evidenced by this Note provides materially false, or if of a continuing nature, becomes materially false; (c) Cross Default. At Bank's option, any default in payment or performance of any obligation under any other loans, contracts or agreements of Borrower, any Subsidiary or Affiliate of Borrower ("Affiliate" shall have the meaning as defined in 11 U.S.C. Section 101, except that the term "debtor" therein shall be substituted by the term "Borrower" herein; "Subsidiary" shall mean any corporation of which more than 50% of the issued and outstanding voting stock is owned directly or indirectly by Borrower) any general partner of or the holder(s) of the majority ownership interests of Borrower with Bank or its affiliates; (d) Cessation; Bankruptcy. The death of, appointment of guardian for, dissolution of, termination of existence of, loss of good standing status by, appointment of a receiver for, assignment for the benefit of creditors of, or commencement of any bankruptcy or insolvency proceeding by or against the Borrower, its Subsidiaries or Affiliates, if any, or any general partner of or the holder(s) of the majority ownership interests of Borrower, or any party to the Loan Documents; or (e) Material Capital Structure or Business Alteration.
A material alteration in the type of kind of Borrower's business or that of its Subsidiaries or Affiliates, if any; or the acquisition of substantially all of Borrower's, any Subsidiary's, an Affiliate's, or guarantor's business or assets, or a material portion (10% or more) of such business or assets if such a sale is outside Borrower's, any Subsidiary's, any Affiliate's or any guarantor's, ordinary course of business, or more than 50% of its outstanding stock or voting power in a single transaction or a series of transactions, or the acquisition of substantially all of the business or assets or more than 50% of the outstanding stock or voting power of any other entity, or should any Borrower, Subsidiary, Affiliate, or guarantor enter into any merger or consolidation without prior written consent of Bank.

REMEDIES UPON DEFAULT. (a) Bank Lien and Set-off. Except as prohibited by law, Borrower grants Bank a security interest in all of Borrower's accounts with Bank and any of its affiliates. If a Default (defined herein) occurs, Bank is authorized to exercise its right of set-off or to foreclose its lien against any agreement or account of any nature or maturity of Borrower without notice.
(b) Acceleration Upon Default. If a Default occurs, Bank may, at Bank's discretion, accelerate the maturity of this Note and all other Obligations, and all of the Obligations shall be immediately due and payable. (c) Cumulative. All remedies available to Bank with respect to this Note and other Loan Documents and remedies available at law or in equity shall be cumulative and may be pursued concurrently or successively.

FINANCIAL AND OTHER INFORMATION. Borrower will provide Bank with such information as Bank may reasonably request from time to time, including without limitation, financial statements and information pertaining to Borrower's financial condition. Such information shall be true, complete, and accurate.

AUTOMATIC DEBIT OF CHECKING ACCOUNT FOR LOAN PAYMENT. Borrower authorizes Bank to debit its demand deposit account number ________ or any other account with


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